P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

04030141

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~, 450 Fifth Street
Washington
D.C. 20549
USA

3011 3-2

82-2083

7 May 2004

SUPPL

Dear Sirs

P&O TRADING UPDATE: JANUARY TO MARCH 2004

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

PROCESSED
MAY 17 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 13 2004
WASH. D.C.
181

enc

dlw 5/7

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON FRIDAY, 7 MAY 2004

P&O TRADING UPDATE: JANUARY TO MARCH 2004

This is the first quarter update in 2004 for P&O's ports, ferries and logistics businesses.

Key Points for Q1

- Organic growth in Ports' container volumes was 17% up on the previous year, driven by continuing strength particularly in Asia and Europe. Record container volumes were handled in P&O terminals in China and India;
- Ferries' tourist rates improved despite a decline in overall market volumes. Freight volumes were stable but at reduced rates;
- Cold Logistics made a good start to the year, particularly in the US and South America; and
- Property disposals are on track to achieve net sales of £250 million by the end of the year.

The next quarterly update (April to June 2004) is scheduled for 12 August 2004 when the Group expects to announce its interim results.

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

Victoria Moth, Corporate Communications Manager
+44 (0)20 7321 4593

Andrew Lincoln, Manager, Investor Relations and Strategy
+44 (0)20 7321 4490

PORTS

	Throughput[1] (TEU[2] '000) Q1	
	2004	**2003**
By Region		
Asia	1,365	1,077
Americas	501	367
Europe	905	634
ANZ	438	396
Total	**3,209**	**2,474**

(1) Throughput is reported on an equity adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

Key Points

1. In Q1, throughput was 30% higher than Q1 2003 with 17% attributable to organic growth. P&O Ports continued to experience strong growth in container volumes across almost all locations with a number of facilities in China and India handling record volumes.

Asia

2. In China, the additional four berths at Qingdao were transferred to the QQCT joint venture on 1 January 2004. The joint venture, in which P&O has held a 29% interest since 1 November now operates a total of eight berths. At Shekou, the last berth of the new extension to the SCT II terminal commenced operations in February 2004. The total capacity at SCT II is now operational and, as a result, record volumes are being handled. In April, subject to government approval, the shareholdings in SCT I and SCT II were aligned to move towards a common ownership structure. P&O now holds 22% of both SCT I and SCT II (previously 25% of SCT I and 20% of SCT II).

3. In South Asia, strong growth was achieved across all terminals except NSICT at Mumbai which is full. Record volumes were handled at QICT (Pakistan) and SAGT (Sri Lanka) and growth was particularly strong at Chennai (India). Development of

the new terminal at Mundra, India is also progressing well. In January 2004, P&O sold a 20% equity stake in QICT, Pakistan, to Maersk, the terminal's largest customer. P&O now holds 55% of the equity.

4. The volume increase at ATI in Manila was disappointing. Economic conditions remain difficult in advance of the presidential elections later this year, although an increase in regulated tariff was achieved in January. A tariff increase was also achieved at Surabaya in Indonesia, effective March 2004.

Americas

5. In Canada, it was announced in March that agreement had been reached regarding a new 51-year lease with the Vancouver Port Authority to operate the existing Centerm Container Terminal at Vancouver. P&O will invest C$130 million in expanding the terminal over the next 18 months which will double capacity to 720,000 teus.

6. In the US, at PNCT in New York, good growth was achieved due to customer gains in Q4 2003 and a further liner service commenced calls in April. Elsewhere, non-container volumes have been mixed. Significant military cargo was handled in Texas but poultry volumes from the Gulf of Mexico were adversely impacted by concerns over avian flu.

7. In Argentina, volumes improved as the economy continues to recover.

Europe

8. As announced on 21 April 2004, a 40 year concession was granted to the P&O led Antwerp Gateway consortium to equip and operate the Deurganckdock east-side container terminal in Antwerp. The total development cost is estimated at €450 million and will add over 3.5 million teus to P&O's existing operations in the port. Volumes at those existing operations grew strongly in Q1.

9. In the UK, volumes at Southampton continued to grow. Plans are proceeding to increase annualised capacity to 1.7 million teus in 2005 and ultimately 2 million teus. We await decisions from the Secretaries of State on the proposed London Gateway development on the Thames Estuary.

10. In France, the terminals acquired in 2003 continued to perform above expectation and contributed to the strong growth in European volume. Pending delivery of new equipment and completion of the Le Havre 2000 facilities, the existing terminals in Le Havre experienced congestion as a result of higher than forecast demand.

ANZ

11. In Australia, strong container volumes were reported across all locations with the overall growth rate at 11%. Productivity improvements are being achieved across the business and trading for the non-container operations was improved on last year.

FERRIES

Carryings ('000)	Q1	
	2004	**2003**
Cars + coaches		
Short Sea	246	267
Other Routes	112	121
Total	**358**	**388**
Passengers		
Short Sea	1,537	1,689
Other Routes	563	586
Total	**2,100**	**2,275**
Freight Units		
Short Sea	234	245
Other Routes	289	281
Total	**523**	**526**

(1) 'Short Sea' is the Dover-Calais route. 'Other Routes' is an aggregation of P&O Ferries' other routes around the UK, namely on the North Sea, Irish Sea and the Western Channel.

Key Points

1. In Q1, Ferries reported weak tourist volumes across all routes as the market trends experienced in 2003 continued. However, tourist rates were higher than in Q1 2003. Freight volumes were broadly unchanged but freight rates were down on Q1 2003.

2. On 1 March P&O announced the sale of part of the Irish Sea operations to Stena AB. The transaction was completed on 20 April with P&O receiving approximately £50 million cash. Stena AB has purchased the Fleetwood-Larne route including three ferries and also two ferries which previously operated the Mostyn-Dublin route which has now closed. P&O will continue to operate the profitable Liverpool-Dublin route.

3. The previously announced cost reduction initiatives which total £30 million on an annualised basis are progressing on track. In Q1, capacity on the Dover-Calais route was reduced from eight to seven ships and on-board services have been altered on night sailings to achieve lower costs. A wide ranging business review is progressing on schedule and resulting initiatives will be announced later in the summer.

Tourist Vehicles and Passengers

4. In Q1, P&O's total tourist vehicle and passenger carryings were 8% down on 2003.

5. On the Short Sea, in Q1, the overall tourist vehicle market declined approximately 12% although P&O's tourist vehicle carryings were only 8% down and passenger carryings only 9% down on 2003. Average rates were significantly ahead of 2003 although on-board spend per head was adversely impacted by increased French tobacco prices introduced at the end of 2003.

6. On other routes, the decline in the market also impacted Q1 carryings. P&O's tourist vehicle volumes were 7% down and passenger carryings were 4% down on 2003. However, again, average rates improved on Q1 2003. The new Portsmouth – Caen route opened on 2 April using a chartered high speed catamaran (Caen Express) and has been well received.

Freight

7. In Q1, total freight carryings were similar to 2003. On the Short Sea, the market grew by approximately 2% although P&O carryings were 4% down reflecting the reduced capacity on that route. Rates were slightly down on December 2003 levels reflecting competitive pressure. On other routes, in Q1, P&O's carryings were 3% ahead of 2003 although rates were weak.

8. The Ferrymasters business had an improved Q1 compared to 2003 supported by continued good growth in freight management volumes. Total continental volumes were 15% ahead of 2003 although margins were slightly down. Irish volumes were 6% down on 2003 although margins remained stable compared to 2003.

COLD LOGISTICS

1. Cold Logistics experienced a good start to the year particularly in the US and South America.
2. In Australasia, volumes were in line with expectations and benefited from particularly strong retail and general volumes in both Australia and New Zealand. Several small contract wins and extensions were achieved, notably in the food manufacturers segment.
3. The US business made a good start to the year. Strong growth was achieved in retail operations particularly in the North East and in California which benefited from the impact of the West Coast retailers strike. This was partly offset by concerns over avian flu and BSE which had some impact on poultry and beef volumes. Good progress continued to be made with operational improvements including the exit from two facilities in California which represented approximately 4% of P&O's US capacity.
4. The small business in Argentina achieved an excellent start to the year due to very strong domestic and export volumes. Volumes were almost double prior year levels.

(ends)